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Attention:	Mara L. Ransom, Assistant Director

Re:	Wayfair LLC
Amendment No. 1 to Draft Registration Statement
Submitted July 15, 2014
CIK No. 0001539031

Ladies and Gentlemen:

On behalf of Wayfair LLC and Wayfair Inc., we submit this letter in connection with the filing of a Registration Statement on Form S-1 (the “Registration Statement”) by Wayfair Inc. (the “Company”), which reflects the Company’s responses to the comment letter received by Wayfair LLC on July 31, 2014 from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) regarding Amendment No. 1 to Draft Registration Statement on Form S-1 previously submitted by Wayfair LLC on July 15, 2014 to the SEC on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act (the “Draft Submission”). For your convenience, we are providing by overnight delivery a courtesy package that includes ten copies of the Registration Statement, five of which have been marked to show changes from the Draft Submission, as well as a copy of this letter.

For ease of review, we have set forth below each of the numbered comments of your letter in bold type followed by the Company’s responses thereto.

Prospectus Summary, page 1

1.                                      We note your response to comment 5 in our letter dated June 3, 2014.  We also note that the phrase “disruptive e-commerce business model” is jargon in the e-commerce industry to describe the impact of the e-commerce business model on traditional retailers.  Please revise the appropriate sections of your prospectus to provide context for this term so a reader not familiar with your industry can understand your use of this term.

Response:  The Company acknowledges the Staff’s comment and has revised pages 1, 53, 77, 83, 85 and 87 of the Registration Statement to remove the references to a “disruptive e-commerce business model.”

2.                                      We note your response to comment 6 in our letter dated June 3, 2014.  Please disclose here and in the Use of Proceeds and Certain Relationships and Related Party Transactions sections of the prospectus the percentage and amount of the total proceeds of the offering, as well as the percentage and amount of the portion of the proceeds of the offering that will be used to pay a dividend to holders of the Series A preferred stock, that will be used to make payments to your co-founders and certain of your directors, executive officers, holders of more than 5% of your voting securities and affiliates.  In addition, please disclose in the same parts of the prospectus the percentage of the outstanding Series A preferred stock held by such persons.

Response:  The Company acknowledges the Staff’s comment and advises the Staff that the Company expects to distribute approximately $24.3 million of the net proceeds of the offering to its existing Series A preferred stockholders upon conversion to common stock in connection with the closing of the offering to satisfy the remaining portion of the accrued cash dividend. Based on the proposed maximum aggregate offering size listed on the cover page of the Registration Statement, the Company expects the dividend would be approximately 7% of the net proceeds to the Company. The Company’s co-founders and certain of its directors, executive officers and holders of more than 5% of its voting securities hold 85% of the Company’s outstanding Series A preferred stock and, as a result of their ownership, will receive 85% of the dividend payment, or approximately $20.6 million. The Company has revised pages 10, 46 and 114 of the Registration Statement to disclose this information.

10. Members’ Deficit, page F-23

Pro Forma (Unaudited), page F-24

3.                                      We reviewed your response and the revisions to your disclosure in response to comment 29 in our letter dated June 3, 2014.  Please tell us why you did not also reflect the adjustment related to equity compensation expense associated with the common options units, deferred units and restricted common units that have satisfied the service condition as of March 31, 2014 in your pro forma balance sheet as a charge to accumulated deficit. In addition, please disclose the amount of such equity compensation expense.  Further, please tell us why there is a balance remaining in accumulated deficit as of March 31, 2014 if the members’ deficit was reclassified to paid-in-capital.  Please note that this comment also applies to your presentation of pro forma data in the capitalization table on page 46.

Response:  The Company advises the Staff that it has included an adjustment related to equity compensation expense associated with the common option units, deferred units and restricted common units that have satisfied the service condition as of March 31, 2014 in its pro forma balance sheet as a charge to accumulated deficit.

The Company acknowledges the Staff’s comment and has disclosed the amount of equity compensation expense on pages 13, 47, F-25 of the Registration Statement.

In response to the Staff’s question regarding the reclassification of remaining accumulated deficit to paid-in-capital, the Company advises the Staff as follows: In connection with the Corporate Reorganization described on page 43 of the Registration Statement, the current owners of Wayfair LLC will contribute their equity interests in Wayfair LLC or in corporate blocker entities to Wayfair Inc. in exchange for equity interests in Wayfair Inc.  At the time of the Corporate Reorganization, the Company will reclassify the existing balance in common members’ deficit to paid-in-capital.  Following the contributions described on page 43 of the Registration Statement and immediately prior to the completion of the offering, all outstanding shares of common stock of Wayfair Inc. will be reclassified into shares of Class B common stock and all outstanding shares of convertible preferred stock of Wayfair Inc. will convert into shares of Class B common stock. At the time of the conversion, an adjustment will be made to reduce the carrying value of the convertible preferred stock to the conversion value.  This adjustment will be recorded in accumulated deficit/retained earnings.  Subsequently, upon the completion of the offering, the Company will record the impact of the equity compensation expense to accumulated deficit/retained earnings with an offset to paid-in-capital.

A reconciliation of the pro forma adjustments is provided below:

Pro forma adjustments in thousands in the balance sheet as of March 31, 2014:

				Common members’
	Series A and B	Par	APIC	deficit

Balance as of March 31, 2014	$388,110		$—	$(249,146)
Upon corporate reorganization			(249,146)	249,146
Adjustment to reduce carrying value to conversion value	(11,973)			11,973
Deferred income tax liabilities assumed				(278)
Equity compensation expense associated with equity awards			32,796	(32,796)
Payment of accrued dividends	(17,622)
Conversion of preferred stock to Class B common stock	(358,515)	73	358,442

Pro forma balance as of March 31, 2014	$—	$73	$142,092	$(21,101)

11. Segment and Geographic Information, page F-25

4.                                      We reviewed your response and the revisions to your disclosure in response to comment 30 in our letter dated June 3, 2014.  We note that your revised disclosure presents direct retail and other net revenues rather than revenues from each product and service or each group of similar products and services consistently with the product categories disclosed on page 89.  Please revise to disclose revenues from each product and service or each group of similar products and services or disclose that it is impractical to do so.  Also, if is impractical to disclose such information, please disclose that fact and tell us why it is impractical to do so.  Refer to guidance in ASC 280-10-50-40.

Response:  The Company acknowledges the Staff’s comment and respectfully advises the Staff that disclosing the net revenue from external customers for each product and service or each group of similar products and services is impracticable because the information is not readily available and the cost to develop it would be excessive. Because attributes of revenue by category (i.e. furniture, decor, lighting, kitchen, bed & bath, outdoor etc.) are not tracked at the category level, such as shipping revenue, discounts applied to the product revenue, returns reserve, rewards program and deferred revenue, determining revenue by product and service or each group of similar products and services in accordance with GAAP is impracticable.

In response to the Staff’s comment, the Company has disclosed the impracticability of disclosing revenues from external customers for each group of similar products and services in Note 11 to the consolidated financial statements on page F-25 of the Registration Statement.

**********

We hope the foregoing answers are responsive to your comments.  Please do not hesitate to contact me by telephone at (781) 434-6612 or by fax at (781) 434-6601 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Susan L. Mazur

Susan L. Mazur
of LATHAM & WATKINS LLP

Enclosure

cc:	Niraj Shah, Wayfair LLC
Michael Fleisher, Wayfair LLC
Julie H. Jones, Ropes & Gray LLP
Thomas Holden, Ropes & Gray LLP
John H. Chory, Latham & Watkins LLP
Emily E. Taylor, Latham & Watkins LLP